Enterra Energy Trust Provides Operational and Financial Guidance for 2009

Calgary, Alberta – (Marketwire – November 18, 2008) Enterra Energy Trust (“Enterra” or the “Trust”) has developed its operational and financial guidance for 2009.

Planning for the year ahead has been challenging given the volatile state of commodity and currency markets. However, for the 2009 budget and operational approach, Enterra’s management team adopted pricing assumptions of US$70 per bbl WTI oil, US$7 per mmbtu NYMEX natural gas and CAD$7 per GJ AECO natural gas, with an exchange rate of US$0.85 to CAD$1.00.  These parameters are similar to the current forward prices and rates available at this time, although these market-based expectations are also very volatile.

Enterra’s capital expenditure budget for 2009 has been set at approximately $60 million. This will be focused towards maintaining or slightly growing daily production levels, compared with Q3 production of approximately 10,100 boe per day. Enterra is again targeting a 100 percent replacement of reserve volumes in 2009.

Based on the 2009 budget, cash flows are anticipated to be adequate to fund a $60 million capital budget, but will not be sufficient to provide for either significant debt reduction or for sustainable distributions. Debt reduction will continue to be Enterra’s second priority after its capital expenditure program. Consequently, the Trust does not foresee the resumption of distribution payments to unitholders during the upcoming year.

Enterra will maintain the same focus and discipline in its operations. The conservative goals established for 2009 are based on a fiscally prudent planning approach. The Enterra team is committed to effective implementation of its business plan which aims to preserve and build value in the Trust, while living within its financial means.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63 percent natural gas and 37 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Barrels of Oil Equivalent

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com